UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-21329

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

CONTENTS

Ex-23.1 Crowe Chizek Consent

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership

     Plan With 401(k) Provisions
Key Largo, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Ft. Lauderdale, Florida
June 23, 2005

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments
TIB Financial Corp. common stock	$3,821,305	$3,820,141
Mutual funds	2,641,013	2,177,671
Participant loans	148,502	49,933

TOTAL ASSETS	6,610,820	6,047,745

LIABILITIES
Employer’s contributions over plan limits	—	105
Pending loan payments	1,491	—

TOTAL LIABILITIES	1,491	105

NET ASSETS AVAILABLE FOR BENEFITS	$6,609,329	$6,047,640

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

2004
Additions to net assets attributed to
Investment income Net appreciation in fair value of investments	$481,254
Dividends	87,479
Interest	5,181

573,914
Contributions Employer match	92,950
Employee deferral	493,253
Rollovers	9,011

595,214

Total additions	1,169,128

Deductions from net assets attributed to
Benefits paid to participants	587,530
Administrative expense	19,909

Total deductions	607,439

Net increase	561,689
Net assets available for benefits Beginning of year	6,047,640

End of year	$6,609,329

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: The Plan covers substantially all employees who have attained the age of eighteen and have completed at least 1000 hours of service and twelve consecutive months of employment.

Contributions: Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $13,000 for the plan year ended December 31, 2004. Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans. For 2004, the Company contributed 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan, up to a maximum of $1,000. The Company also may contribute an additional discretionary profit sharing contribution. No discretionary profit sharing contribution was made during 2004. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of a) the Company’s contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan for the employee deferral and the employer matching contribution. The Plan currently offers fourteen mutual funds and Company stock as investment options for participants. Participants who have completed ten years of service and have attained the age of 55 are qualified to diversify their employer optional contribution. All shares allocated to the plan under the ESOP provisions have been allocated.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN(Continued)

Vesting: Participants are immediately vested in their contributions and the Company’s matching contribution, and actual earnings thereon. Vesting in the employer optional contribution of their account plus earnings thereon is based on years of continuous service. Participants are 20% vested after completion of three years of credited service and 20% for each subsequent year of credited service. A participant is 100% vested after seven years of credited service.

Loan Provisions: Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in mutual funds are stated at quoted market prices. The fair value of TIB Financial Corp. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Transaction fees for purchases and sales are included in the cost or sale price of the securities. Dividend income is recorded on the ex-dividend date. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

(Continued)

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan has an investment in TIB Financial Corp. common stock amounting to $3,821,305 as of December 31, 2004. This amount represents 58% of net assets available for benefits as of December 31, 2004.

Payment of Benefits: Benefit payments are recorded when paid.

NOTE 3 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 — INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets are shown below.

	2004	2003
Investments at quoted market prices
PIMCO Total Return A Fund, 62,810 shares in 2004 and 50,284 shares in 2003	$670,180	$538,546
TIB Financial Corp. common stock, 150,623 shares in 2004 and 161,939 shares in 2003	3,821,305	3,820,141

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $481,254 as follows:

TIB Financial Corp. common stock	$238,546
Mutual funds	242,708

$481,254

(Continued)

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled $2,031, while professional fees paid by the Plan to the third party administrator totaled $17,878.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions. During the Plan year ended December 31, 2004, 8,579 shares of TIB Financial common stock were purchased at a cost of $187,326, and 19,895 shares were sold for $427,778, for a gain of $14,322. Dividends paid on the stock during 2004 totaled $87,479. The total investment in TIB Financial Corp common stock totaled $3,821,305 and $3,820,141 as of December 31, 2004 and 2003. In addition, loans to participants totaled $148,502 and $49,933 as of December 31, 2004 and 2003.

NOTE 7 — PLAN AMENDMENT

Effective January 1, 2005, the Plan was amended to revise the eligibility requirements to 90 days after the employee’s hire date.

(Continued)

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 8 — NON-PARTICIPANT DIRECTED INVESTMENTS

Employer optional contributions are invested in TIB Financial Corp. common stock, but may first be invested temporarily in Fidelity Spartan US Treasury Money Market Fund. Participants are also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and the Fidelity Spartan US Treasury Money Market Fund. The following reflects the net assets of the TIB Financial Corp. common stock fund as the non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

	2004	2003
Fidelity Spartan US Treasury MM Fund `	$14,324	$12,904
TIB Financial Corp. common stock	3,821,305	3,820,141

Net assets available for benefits	$3,835,629	$3,833,045

The following reflects the net assets and changes in the net assets of the TIB Financial Corp. common stock fund as the changes in non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

2004
Net appreciation	$238,546
Dividends	70,427
Contributions	118,590
Benefits paid to participants	(299,190)
Administrative fees	(4,786)
Transfers including rollover contributions	(124,977)
Forfeitures	3,974

Net additions	2,584
Net assets available for benefits
Beginning of year	3,833,045

End of year	$3,835,629

(Continued)

SUPPLEMENTAL SCHEDULES

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Fidelity Investments	AIM Basic Value Class A Fund, 5,721 shares	*	$185,469

	Fidelity Investments	AIM Mid Cap Core Equity Class A Fund, 7,485 shares	*	214,375

	Fidelity Investments	American AMCAP Fund Class A, 13,751 shares	*	252,051

	Fidelity Investments	American Funds Am Balanced A, 1,696 shares	*	30,520

	Fidelity Investments	American EuroPacific Growth Class A, 5,422 shares	*	193,203

	Fidelity Investments	American Growth Fund of America Class A, 9,114 shares	*	249,533

	Fidelity Investments	American New Prospective Class A, 1,513 shares	*	41,928

	Fidelity Investments	American Washington Mutual Investors Class A, 5,881 shares	*	181,010

	Fidelity Investments	Eaton Vance Worldwide Health Sciences Class A, 1,335 shares	*	14,231

	Fidelity Investments	Fidelity Retirement Money Market Fund, 205,965 shares	*	205,965

9.

(Continued)

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Fidelity Investments	Goldman Sachs Small Cap Value Class A, 4,696 shares	*	$200,386

	Fidelity Investments	PIMCO Total Return Class A,62,810 shares	*	670,180

	Fidelity Investments	Salomon Brothers Small Cap Growth Class A, 8,442 shares	*	130,844

	Fidelity Investments	Van Kampen Utility Class A, 544 shares	*	9,157

	Fidelity Investments	Fidelity Cash Reserves, 30,515 shares	*	30,515

	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund 31,646 shares	$31,646	31,646

**	TIB Financial Corp.	Common Stock, 150,623 shares	2,047,224	3,821,305

**	Participant Loans	Interest rates 5.00% - 8.50%	*	148,502

				$6,610,820

** Party-in-Interest
* Participant directed investment, information not required

10.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2004

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)
Identity	Description	Purchase	Selling	Cost of	Gain/
of Party*	of Asset	Price	Price	Asset	Loss

TIB Financial Corp. common stock	8,579 shares	$187,326	NA	$187,326	NA

TIB Financial Corp. common stock	19,895 shares	NA	$427,778	$413,456	$14,322

NA — not applicable

* Transactions listed represent the accumulation of various purchases and various sales, respectively, of TIB Financial Corp. common stock.

11.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK
OWNERSHIP PLAN WITH 401(k) PROVISIONS

Date: June 27, 2005

/s/ Edward V. Lett
Edward V. Lett
President and Chief Executive Officer

/s/ David P. Johnson
David P. Johnson
Executive Vice President and Chief
Financial Officer